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                              April 19, 2021

       Xueyuan Weng
       Chief Executive Officer
       Golden Sun Education Group Limited
       Profit Huiyin Square North Building
       Huashan 2088, Unit 1001
       Xuhui District, Shanghai, China

                                                        Re: Golden Sun
Education Group Limited
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 30,
2021
                                                            CIK No. 0001826376

       Dear Mr. Weng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Transactions with Related Parties, page 122

   1. We note your disclosure that Mr. Xueyuan Weng signed a commitment letter not to demand the repayment of
the related party liability so long as the company needs these funds as working
capital until 2025. Please file the commitment letter as an exhibit to this registration statement.
 Xueyuan Weng
FirstName
Golden SunLastNameXueyuan     Weng
             Education Group Limited
Comapany
April       NameGolden Sun Education Group Limited
       19, 2021
April 219, 2021 Page 2
Page
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services